Exhibit 99.8

GOLD RESERVE LTD.

October 4, 2024	TSX.V: GRZ NR-24-20

GOLD RESERVE ANNOUNCES APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

Toronto, Ontario – October 4, 2024 – Gold Reserve Ltd. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce the appointment of Paul Rivett as Chief Executive Officer of the Company, effective immediately. Mr. Rivett will continue to serve as a Director and as Executive Vice-Chairman of the board of directors of the Company.

Robert Cohen, Chairman, said the following about the appointment of Mr. Rivett: “We are delighted to appoint Paul as CEO. He has decades of management and entrepreneurial experience that will enable him to implement dynamic, forward-thinking strategies to enhance shareholder value. His appointment follows our successful continuance into Bermuda, and we believe that he has the unique skillset required to lead the Company at this pivotal moment.”

In connection with the appointment of Mr. Rivett as CEO, the Company has granted Mr. Rivett 1,000,000 stock options (the “Options”) to purchase up to 1,000,000 common shares. 50% of the Options will vest on the date of grant and the remaining 50% will vest six months from the date of grant, all at an exercise price of US$2.35 per share and with a maximum term of five years.

On Behalf of the Board of Directors

Robert Cohen

Chairman

Cautionary Statement Regarding Forward-Looking statements

This news release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws, and are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Forward-looking information or statements in this release may include other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such information and statements reflect the current views of the Company’s management, as the case may be, with respect to future events, and are based on information currently available to the Company, as the case may be, and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information or statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s management information circular dated August 20, 2024, the Company’s Management’s Discussion & Analysis for the 6-month period ended June 30, 2024, the Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Ltd., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634